December 20, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coeur Mining, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed November 6, 2013
File No. 001-08641
Dear Ms. Jenkins:
On behalf of Coeur Mining, Inc. (the “Company”), this letter responds to your letter, dated December 6, 2013 (the “Comment Letter”), regarding (i) the above-referenced Annual Report on Form 10‑K (the “Annual Report”), filed on February 21, 2013 and (ii) the above-referenced Quarterly Report on Form 10-Q (the “Quarterly Report”), filed on November 6, 2013. Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 54
Cash Provided by Operating Activities, page 55

1.	We note your use of a non-GAAP measure disclosed as “operating cash flow.” In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K for this non-GAAP measure.
The Company confirms it will provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures included in future filings.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

Form 10-Q for the Quarter Ended September 30, 2013

2.
Your average realized prices for silver and gold were $21.06 per ounce and $1,329 per ounce in the third quarter 2013, respectively, which are significantly decreased from the average realized prices of $30.92 per silver ounce and $1,665 per gold ounce in 2012. Please tell us whether you considered the decline in silver and gold prices to be a triggering event for mineral asset impairment testing pursuant to FASB ASC 360-10-35-21, and if so, please provide us with your impairment testing results for each mine considered. In your response, please tell us the estimated long-term silver and gold prices you used in your impairment testing in each of the mine.

The Company reviews all long-lived assets for recoverability, whenever events or changes in circumstances indicate that carrying amounts may not be recoverable, in accordance with FASB ASC 360. Specifically, the Company reviews the financial performance of its mines in connection with the preparation of its financial statements for each reporting period and determines whether any triggering events indicate the carrying value of its mineral assets may not be recoverable. While average realized prices declined in 2013, because of historical short-term volatility in silver and gold prices, the Company generally does not consider intra-period fluctuations in the spot price of silver and gold, or the average realized prices for its production in a given period, to be a triggering event for long-lived mining assets. In its September 30, 2013 review, the Company did not identify any triggering events and therefore, in accordance with FASB ASC 360, the Company did not conduct further impairment testing.
*    *    *
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Casey Nault, Vice President and General Counsel at (312) 489-5846 or Mark Spurbeck, Vice President, Finance at (312) 489-5863.

Very truly yours,

/s/ Peter C. Mitchell

Peter C. Mitchell
Senior Vice President and Chief Financial Officer

cc:     Mitchell J. Krebs, President and Chief Executive Officer
Casey M. Nault, Vice President and General Counsel
Mark Spurbeck, Vice President, Finance
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com